CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Metals Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

2

SILVERCREST METALS INC.
TABLE OF CONTENTS

Page

Condensed Consolidated Interim Statements of Financial Position	4

Condensed Consolidated Interim Statements of Comprehensive Loss	5

Condensed Consolidated Interim Statements of Cash Flows	6

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity	7

Notes to the Condensed Consolidated Interim Financial Statements	8 – 15

3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
AS AT

	September 30, 2017	December 31, 2016

ASSETS
Current assets
Cash and cash equivalents	$573,272	$8,928,717
Short term investment	3,325,000	4,000,000
Amounts receivable (note 6)	69,759	66,567
Taxes receivable	13,018	54,043
Prepaids	173,858	96,208
Total current assets	4,154,907	13,145,535

Non-current assets
Taxes receivable	1,260,742	408,970
Deposits	58,076	58,076
Property and equipment (note 5)	1,024,116	101,263
Exploration and evaluation assets (note 4)	10,953,883	4,160,633
Total non-current assets	13,296,817	4,728,942

TOTAL ASSETS	$17,451,724	$17,874,477

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$778,743	$283,288

Shareholders' equity
Capital stock (note 7)	19,778,016	19,362,804
Share-based payment reserve (note 7)	2,833,607	544,757
Deficit	(5,938,642)	(2,316,372)
Total shareholders' equity	16,672,981	17,591,189

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,451,724	$17,874,477

Nature of operations and going concern (note 1)
Subsequent event (note 10)

Approved by the Board and authorized for issue on October 31, 2017:

"N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE PERIODS ENDED SEPTEMBER 30,

	Three months ended		Nine months ended
	2017	2016	2017	2016

Depreciation (note 5)	$11,093	$6,935	$28,123	$17,587
Exploration expenditures	22,785	23,737	33,913	75,648
Foreign exchange loss	107,381	31,399	177,716	163,917
Insurance	15,084	4,375	42,683	13,125
Interest income	(5,337)	(10,041)	(58,031)	(36,636)
Management and director fees (note 6)	63,546	26,250	220,137	78,750
Office and miscellaneous	25,459	13,847	66,262	36,219
Professional fees (note 6)	45,985	62,850	147,605	132,133
Regulatory and transfer agent fees	13,612	4,538	70,749	22,398
Rent and communications	39,640	29,710	118,890	88,759
Remuneration (note 6)	115,373	80,314	304,415	236,719
Share-based compensation (notes 6 and 7)	526,626	1,971	2,067,682	12,791
Shareholder and investor relations	35,897	45,042	152,203	122,122
Technical consultants (note 6)	27,167	12,621	76,604	26,921
Tradeshow and travel	19,663	25,404	173,319	102,580
Net and comprehensive loss for the period	$(1,063,974)	$(358,952)	$(3,622,270)	$(1,093,033)

Basic and diluted comprehensive loss per common share	$(0.02)	$(0.01)	$(0.07)	$(0.03)

Weighted average number of common shares outstanding	49,158,191	40,790,514	48,451,961	40,307,815

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(3,622,270)	$(1,093,033)
Items not affecting cash:
Depreciation	28,123	17,587
Share-based compensation	2,067,682	12,791
Interest income	(58,031)	(26,959)
Changes in non-cash working capital items:
Amounts receivable	26,854	45,944
Taxes receivable	(810,747)	(315,480)
Prepaids and deposits	(77,650)	(43,794)
Accounts payable and accrued liabilities	(81,112)	45,966
Net cash used in operating activities	(2,527,151)	(1,356,978)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	407,514	169,746
Recovery of capital stock issuance costs	7,698	-
Net cash provided by financing activities	415,212	169,746

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	27,985	13,589
Exploration and evaluation assets	(5,995,515)	(2,472,843)
Purchase of property and equipment	(950,976)	(66,702)
Sale of short-term investments	675,000	-
Net cash used in investing activities	(6,243,506)	(2,525,956)

Change in cash and cash equivalents, during the period	(8,355,445)	(3,713,188)
Cash and cash equivalents, beginning of the period	8,928,717	5,241,781
Cash and cash equivalents, end of the period	$573,272	$1,528,593

Cash and cash equivalents is represented by:
Cash	$573,272	$197,286
Cash equivalents	-	1,331,307
Total cash and cash equivalents	$573,272	$1,528,593

Non-cash investing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$656,479	$143,736
Share-based compensation	$221,168	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2015	39,887,607	$8,337,099	$253,052	$(574,947)	$8,015,204

Share-based compensation	-	-	12,791	-	12,791
Stock options exercised	537,414	98,287	(58,541)	-	39,746
Warrants exercised	650,000	130,000	-	-	130,000
Net and comprehensive loss for the period	-	-	-	(1,093,033)	(1,093,033)

Balance at September 30, 2016	41,075,021	8,565,386	207,302	(1,667,980)	7,104,708

Share-based compensation	-	-	338,961	-	338,961
Stock options exercised	15,000	3,505	(1,106)	-	2,399
Warrants exercised	1,449,996	289,999	-	-	289,999
Capital stock issued	5,232,500	11,511,500	-	-	11,511,500
Capital stock issuance costs	-	(1,007,586)	-	-	(1,007,586)
Stock options expired	-	-	(400)	400	-
Net and comprehensive loss for the period	-	-	-	(648,792)	(648,792)

Balance at December 31, 2016	47,772,517	19,362,804	544,757	(2,316,372)	17,591,189

Share-based compensation (note 7)	-	-	2,288,850	-	2,288,850
Warrants exercised (note 7)	2,037,571	407,514	-	-	407,514
Recovery of capital stock issuance costs	-	7,698	-	-	7,698
Net and comprehensive loss for the period	-	-	-	(3,622,270)	(3,622,270)

Balance at September 30, 2017	49,810,088	$19,778,016	$2,833,607	$(5,938,642)	$16,672,981

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

1.	NATURE OF OPERATIONS AND GOING CONCERN

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the TSX Venture Exchange under the symbol “SIL” and on the OTCQX under the symbol “SVCMF”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $573,272 and short term deposits of $3.3 million contribute to working capital of $3.4 million (as of September 30, 2017). SilverCrest also anticipates receiving proceeds of $839,000 upon the exercise of the remaining warrants expiring November 19, 2017. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to complete the Company’s expanded phase II exploration program, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These condensed consolidated interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of these consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on October 31, 2017.

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera La Llamarada, S.A. de C.V., a Mexico corporation, and NorCrest Metals Inc., a Canadian corporation. The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

3.	NEW STANDARDS NOT YET ADOPTED

In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

3.	NEW STANDARDS NOT YET ADOPTED (continued)

IFRS 15 – Revenue from contracts with customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18 – Revenue, IAS 11 – Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

The Company has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, and IFRS 16 will have on its consolidated financial statements, or whether to early adopt these new requirements.

4.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

The following table summarizes the Company’s exploration and evaluation asset expenditures:

	Cruz de Mayo	Guadalupe	Huasabas	Las Chispas	Other	Total
Balance at December 31, 2015	$48,509	$393,399	$53,087	$115,149	$12,577	$622,721

Acquisition costs:
Option, concession, and surface rights payments	45,090	97,061	1,540	233,595	61,100	438,386
Exploration and evaluation expenditures:
Assays	-	-	12,473	371,871	-	384,344
Exploration costs	2,283	-	58,446	176,758	-	237,487
Drilling	-	-	168,393	1,642,359	-	1,810,752
Salaries and remuneration	-	-	52,153	441,152	-	493,305
Share-based compensation	-	-	-	22,564	-	22,564
Technical consulting services	-	15,841	-	43,980	-	59,821
Travel and lodging	-	2,504	6,930	81,819	-	91,253
Subtotal, additions	2,283	18,345	298,395	2,780,503	-	3,099,526
Balance at December 31, 2016	95,882	508,805	353,022	3,129,247	73,677	4,160,633

Acquisition costs:
Option, concession, and surface rights payments	6,960	73,410	842	507,876	46,211	635,299
Exploration and evaluation expenditures:
Assays	-	-	-	684,633	-	684,633
Exploration costs	-	-	-	691,743	-	691,743
Drilling	-	-	-	3,872,536	-	3,872,536
Salaries and remuneration (note 6)	-	-	-	494,731	-	494,731
Share-based compensation (notes 6 and 7)	-	-	-	221,168	-	221,168
Technical consulting services	-	-	-	116,427	-	116,427
Travel and lodging	-	-	-	76,713	-	76,713
Subtotal, additions	6,960	73,410	842	6,665,827	46,211	6,793,250
Balance at September 30, 2017	$102,842	$582,215	$353,864	$9,795,074	$119,888	$10,953,883

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Sonora, Mexico

The Company has a 100% interest in two mineral concessions, Cruz de Mayo 2 and El Gueriguito, which are located in Sonora State, Mexico. The Company has the right to acquire a 100% interest in the El Guereguito concession by making annual staged option payments totalling US$1,000,000 until November 19, 2032. The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of US$1,000,000. The remaining payments totalling US$755,000 are scheduled as follows:

•	US$50,000 on each 19th day of November 2017 to 2031; and
•	US$5,000 on November 19, 2032.

Las Chispas, Sonora, Mexico

The property is located in Sonora, Mexico, and consists of 26 concessions.

For four of the mining concessions, the Company has the right and option to purchase an undivided 100% title for total consideration of US$600,000. During the nine months ended September 30, 2017, the Company made an option payment of US$35,000 ($45,749) (September 30, 2016 – US$30,000 ($39,744)). As at September 30, 2017, the remaining payments totalling US$510,000 are scheduled as follows:

•	US$60,000 on May 20, 2018;
•	US$100,000 on May 20, 2019; and
•	US$350,000 on May 20, 2020.

For 13 of the mining concessions, the Company received the right and option to purchase an undivided 100% title for total consideration of US$3,000,000. During the nine months ended September 30, 2017, the Company and the concession holder agreed to amend the schedule of remaining payments. The original payment schedule called for a final payment of US$2,725,000 (of which US$500,000, at the Company’s option, could be paid in common shares of SilverCrest) on June 2, 2018. As a result, during the nine months ended September 30, 2017, the Company made option payments of US$300,000 ($392,130) (September 30, 2016 – US$75,000 ($99,360)). The amended payment schedule is as follows:

•	US$200,000 on September 22, 2017 (paid);
•	US$1,262,500 on June 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest); and
•	US$1,262,500 on December 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest).

For one mining concession, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. As at September 30, 2017, the remaining payments totalling US$130,000 are scheduled as follows:

•	US$30,000 on December 11, 2017; and
•	US$100,000 on December 11, 2018.

For one mining concession, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. During the nine months ended September 30, 2017, the Company made an option payment of US$20,000 ($26,142) (September 30, 2016 – US$30,000 ($39,744)). As at September 30, 2017, the final payment of US$100,000 is due on June 15, 2019.

For one mining concession, 66.7% of the concession is owned and optioned to SilverCrest by a local Mexican company and the remaining 33.3% is owned and not optioned to SilverCrest by a local Mexican family. During the nine months ended September 30, 2017, the Company made an option payment of US$5,000 ($6,536) (September 30, 2016 – $Nil).

In June 2017, the Company’s Mexico subsidiary registered the remaining six mining concessions with the Mexico Mines Registry in Hermosillo.

Surface rights over the Las Chispas mining concessions are either owned (note 5) or held by the Company’s Mexico subsidiary under previously negotiated 20 year lease agreements.

Other properties in Mexico

The Company’s other Mexican exploration properties include Huasabas, Guadalupe, Angel de Plata, and Estacion Llano.

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

5.	PROPERTY AND EQUIPMENT

	Computer	Equipment	Vehicle	Land(1)	Total
Cost
Balance at December 31, 2015	$12,756	$7,429	$34,597	$-	$54,782
Additions	6,155	39,618	29,464	-	$75,237
As at December 31, 2016	18,911	47,047	64,061	-	$130,019
Additions	13,623	34,179	43,724	859,450	$950,976
As at September 30, 2017	$32,534	$81,226	$107,785	$859,450	$1,080,995

Accumulated depreciation
Balance at December 31, 2015	$1,974	$625	$1,423	$-	$4,022
Depreciation for the year	7,218	4,888	12,628	-	$24,734
Balance at December 31, 2016	9,192	5,513	14,051	-	$28,756
Depreciation for the period	6,491	6,102	15,530	-	$28,123
As at September 30, 2017	$15,683	$11,615	$29,581	$-	$56,879

Carrying amounts
As at December 31, 2016	$9,719	$41,534	$50,010	$-	$101,263
As at September 30, 2017	$16,851	$69,611	$78,204	$859,450	$1,024,116

(1) In early May 2017, the Company’s Mexico subsidiary purchased property located in Sonora, Mexico.

6.	RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2017, the Company paid or accrued professional fees of $43,634 (September 30, 2016 – $38,768), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At September 30, 2017, $10,381 (December 31, 2016 – $66,216) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer, Chief Financial Officer, and former Executive Vice President. Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016
Management fees (1)	$168,750	$78,750
Management remuneration(2)	70,401	-
Director fees	51,387	-
Share-based compensation(3)	1,954,980	9,742
	$2,245,518	$88,492

(1)	Management fees were paid to companies controlled by the Chief Executive Officer and former Executive Vice President of the Company.
(2)	Remuneration and short-term benefits were paid to the Chief Financial Officer of the Company.
(3)	Share- based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

6.	RELATED PARTY TRANSACTIONS (continued)

Other transactions

During the nine months ended September 30, 2017, the Company:

•

paid remuneration of $97,485 (September 30, 2016 – $65,566) to an employee providing technical services who is an immediate family member of the Chief Executive Officer of the Company, of which $89,896 (September 30, 2016 – $63,012) was recorded as exploration and evaluation expenditures (note 4) and $7,589 (September 30, 2016 – $2,554) was expensed. The Company also recorded share-based compensation of $127,211 (September 30, 2016 – $Nil) for the vested portion of stock options granted to this employee which was recorded as exploration and evaluation expenditures (note 4);

•

paid consulting fees of $35,375 (September 30, 2016 – $Nil) and recorded share-based compensation expense of $28,176 (September 30, 2016 – $Nil), for the vested portion of stock options granted, to a consultant providing technical services who is an immediate family member of the Chief Executive Officer of the Company. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures (note 4); and

•	paid remuneration of $Nil (September 30, 2016 – $5,234) to an employee providing administrative services who is an immediate family member of the former Executive Vice President of the Company.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the nine months ended September 30, 2017, the Company allocated to Goldsource $136,284 (September 30, 2016 – $143,315) for its share of these expenses, of which $29,039 (December 31, 2016 – $40,360) was receivable from Goldsource at September 30, 2017.

7.	CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

At September 30, 2017, the Company had 49,810,888 common shares and no preferred shares outstanding.

Nine months ended September 30, 2017

The Company issued 2,037,571 common shares at $0.20 per share for gross proceeds of $407,514 on the exercise of warrants.

Year ended December 31, 2016

On December 6, 2016, the Company completed a prospectus offering of 5,232,500 units at a price of $2.20 per unit for gross proceeds of $11,511,500. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $3.00 per share until December 6, 2018. During 2016, in connection with the prospectus offering, the Company incurred $1,007,586 in capital stock issuance costs. During the nine months ended September 30, 2017, the Company recovered $7,698 for the overpayment of these capital stock issuance costs.

During 2016, the Company issued 552,414 common shares with a weighted average price of $0.08 per share for gross proceeds of $42,145 on the exercise of stock options. The Company also issued 2,099,996 common shares at a price of $0.20 per share for gross proceeds of $419,999 on the exercise of warrants.

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of 10 years with vesting determined by the Board of Directors.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

7.	CAPITAL STOCK (continued)

Stock options (continued)

A summary of the Company’s stock option transactions during the period (year) is as follows:

	Nine months ended September 30, 2017		Year ended December 31, 2016
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	3,900,005	$1.06	2,830,917	$0.14
Issued	950,000	1.95	1,625,000	2.32
Exercised	-	-	(552,414)	0.08
Expired	-	-	(3,498)	0.06
Outstanding, end of period (year)	4,850,005	$1.23	3,900,005	$1.06

During the nine months ended September 30, 2017, the Company granted:

•	100,000 stock options, on January 3, 2017, to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022. These stock options vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively; and

•	850,000 stock options, on August 4, 2017, to directors, officers, employees, and consultants that can be exercised at a price of $1.88 per share until August 4, 2022. These stock options vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively.

During the year ended December 31, 2016, the Company granted:

•	100,000 stock options, on October 17, 2016, to an officer that can be exercised at a price of $2.56 per share until October 17, 2021; and

•	1,525,000 stock options, on December 9, 2016, to directors, officers, employees, and consultants that can be exercised at a price of $2.30 per share until December 21, 2021.

Options granted during 2016 vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively.

Stock options outstanding and exercisable at September 30, 2017 are as follows:

		Options outstanding			Options exerciseable
		Number of shares	Remaining life		Number of shares
Expiry date	Exercise price	issuable on exercise	(years)		issuable on exercise
December 5, 2017 - December 10, 2019	$0.06	25,005	1.19	(1)	25,005
December 9, 2020	$0.16	2,250,000	3.19		2,250,000
October 17, 2021	$2.56	100,000	4.05		75,000
December 9, 2021	$2.30	1,525,000	4.19		1,143,750
January 3, 2022	$2.55	100,000	4.26		50,000
August 4, 2022	$1.88	850,000	4.85		-
		4,850,005			3,543,755

(1) Weighted average remaining life

The weighted average remaining life of options outstanding is 3.83 years.

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

7.	CAPITAL STOCK (continued)

Share-based compensation

The fair value of options granted during the nine months ended September 30, 2017 was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

Nine months ended
September 30, 2017
Expected option life (years)	4.54
Expected volatility	74.26%
Expected dividend yield	-
Risk-free interest rate	1.35%
Expected forfeiture rate	1.00%
Fair value per share	$1.12
Total fair value	$1,068,207

During the nine months ended September 30, 2017, the Company recognized share-based compensation expense of $443,124 for the vested portion of these stock options, of which $393,799 was expensed and $49,325 was capitalized as exploration expenditures (note 4). The Company also recognized share-based compensation of $1,845,726 for the vested portion of stock options previously granted during 2016, of which $1,673,883 was expensed and $171,843 was capitalized as exploration expenditures (note 4).

During the nine months ended September 30, 2016, there were no stock options granted; however, the Company recognized share-based compensation expense of $12,791 for the vested portion of stock options previously granted during 2015.

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Nine months ended	Year ended
	September 30, 2017	December 31, 2016
Balance, beginning of period (year)	$544,757	$253,052
Share-based compensation	2,288,850	351,752
Stock options exercised, reallocated to capital stock	-	(59,647)
Stock options expired, reallocated to deficit	-	(400)
Balance, end of period (year)	$2,833,607	$544,757

Warrants

Warrant transactions during the period (year) are as follows:

	Nine months ended September 30, 2017		Year ended December 31, 2016
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period (year)	8,848,821	$1.03	8,332,567	$0.20
Issued	-	-	2,616,250	3.00
Exercised	(2,037,571)	0.20	(2,099,996)	0.20
Outstanding, end of period (year)	6,811,250	$1.28	8,848,821	$1.03

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSO LIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2017

7.	CAPITAL STOCK (continued)

Warrants (continued)

The warrants outstanding at September 30, 2017 are as follows:

		Remaining life
Expiry date	Exercise price	(years)	Number of warrants
November 19, 2017(1)	$0.20	0.14	4,195,000
December 6, 2018	$3.00	1.18	2,616,250
			6,811,250

(1)See subsequent event (note 10).

The weighted average remaining life of warrants outstanding is 0.54 years.

8.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

September 30, 2017	Canada	Mexico	Total
Net loss for the period	$3,481,782	$140,488	$3,622,270

Asset Information
Taxes receivable	$-	$1,260,742	$1,260,742
Deposits	$58,076	$-	$58,076
Property and equipment	$4,580	$1,019,536	$1,024,116
Exploration and evaluation assets	$-	$10,953,883	$10,953,883

September 30, 2016
Net loss for the period	$988,877	$104,156	$1,093,033

Asset Information
Deposits	$58,076	$-	$58,076
Property and equipment	$8,719	$91,156	$99,875
Exploration and evaluation assets	$-	$3,194,122	$3,194,122

9.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, deposits, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents and short term investments are measured using level 1 inputs.

10.	SUBSEQUENT EVENT

Subsequent to September 30, 2017, the Company issued 831,667 common shares at $0.20 per share for gross proceeds of $166,333 for the exercise of warrants.

15